ASIA PACIFIC ENTERTAINMENT, INC.
2702-03 27/FL Goldlion Digital Network Center
138 Tiyu Road East Tian He
Guangzhou, PRC 510620

August 13, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:         Asia Pacific Entertainment Inc. Registration Statement on Form 10 File No.
              000-25825, Filed:  June 16, 2008

To whom it may concern:

Asia Pacific Entertainment Inc. hereby withdraws its registration statement filed on form 10 with the Securities and Exchange Commission on June 16, 2008. The Company withdraws its statement so that it can have sufficient time to review and possibly amend the statement prior to effectiveness. We feel it is in the best interest of the public that this action is taken.

Thank You,

/s/ Guoqiang Zhan
Guoqiang Zhan, President